FEF Distributors, LLC

Financial Statements and Supplemental Information
December 31, 2022

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51483

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____FEF Distributors, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas
_____
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chun Fong	212-698-3451	Chun.Fong@firsteagle.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001-8604
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Chun Fong___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___FEF Distributors, LLC___, as of ___December 31___, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SMRITI KODANDAPANI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02KO6433192
Qualified in Westchester County
Commission Expires May 16, 2026



Notary Public

Signature: _____

Title: ___Chief Financial Officer___

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Directors of FEF Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the Company) as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information in the Supplemental Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2013.
New York, NY
February 27, 2023

1

FEF Distributors, LLC

Statement of Financial Condition

December 31, 2022

CONFIDENTIAL

Assets

Cash	$	11,921,528
Commissions receivable		266,215
Receivable from parent		99,412
Other assets		432,085
Total assets	$	12,719,240

Liabilities and Member's Equity

Liabilities

12b-1 fees payable	$	9,018,914
Payable to parent		69,023
Accounts payable and accrued expenses		92,400
Total liabilities		9,180,337
Member's equity		3,538,903
Total liabilities and member's equity	$	12,719,240

See notes to financial statements.

FEF Distributors, LLC

Statement of Operations
For the Year Ended December 31, 2022
CONFIDENTIAL

Revenue		
12b-1 income	$	68,795,596
Commissions		1,625,099
Other income		182,301
Total revenue		70,602,996
Expenses		
12b-1 expense		68,795,596
Regulatory fees		652,077
Administrative fees to the parent		760,671
Professional fees		237,792
Other		45,918
Total expenses		70,492,054
Net income	$	110,942

See notes to financial statements.

FEF Distributors, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2022
CONFIDENTIAL

	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000	$ 3,426,961	$ 3,427,961
Net Income	-	110,942	110,942
Balance, end of year	$ 1,000	$ 3,537,903	$ 3,538,903

See notes to financial statements.

FEF Distributors, LLC

Statement of Cash Flows
For the Year Ended December 31, 2022
CONFIDENTIAL

Cash flows from operating activities		
Net income	$	110,942
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		67,393
Receivable from parent		(99,412)
Other assets		(56,795)
12b-1 fees payable		(4,034,910)
Payable to parent		(154,033)
Accounts payable and accrued expenses		11,900
Net cash used in operating activities		(4,154,915)
Net decrease in cash		(4,154,915)
Cash		
Beginning of year		16,076,443
End of year	$	11,921,528

See notes to financial statements.

1. Organization

Nature of operations: FEF Distributors, LLC (the "Company" or "FEFD") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds and the interval fund (collectively "FE Funds"). As of December 31, 2022, the FE Funds consist of eleven 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Income Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America, First Eagle Overseas Variable Fund, First Eagle Small Cap Opportunity Fund, First Eagle Global Real Assets Fund, and First Eagle US SMID Cap Opportunity Fund ("Mutual Funds"), and one interval fund: First Eagle Credit Opportunities Fund ("Interval Fund"). The Company also engages in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and private placements of securities solely as wholesale placement agent. The Company also does not hold customer accounts or receive customer cash or securities.

2. Significant Accounting Policies

a) **Basis of presentation**: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). All of the Company's assets and liabilities that are considered financial instruments are reflected at fair value. The carrying value of all other assets and liabilities approximates fair value.

b) **Use of estimates**: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents may consist of investments with stable net asset value ("NAV") money market funds which are valued based on NAV per share as an acceptable proxy of fair value. The Company maintains deposits

with financial institutions in an amount that is in excess of federally insured limits. The Company does not have any restricted cash.

d) **Securities**: The Company does not carry customer accounts and generally does not carry any securities on its own account. Securities, if any, are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within appropriate level of the fair value hierarchy in accordance with ASC 820.

e) **Revenue recognition:** The Company adopted the guidance under ASU 2014-09, *Revenue from Contracts with Customers* and all related amendments on January 1, 2018, under the modified retrospective method of adoption.

The Company classifies its revenues into 12b-1 income and commissions.

12b-1 income: The Company earns fees for providing certain ongoing distribution and marketing support services for the FE Funds based on their respective prospectuses. The Interval Fund offers Class A shares which charge 12b-1 fees. 12b-1 income is earned based on basis points of average net assets in the FE Funds, 25 basis points on Class A and Y, 75 basis points on Class A shares of the Interval Fund, 100 basis points on Class C, 35 basis points on R3 shares and 10 basis points on R4 shares. As a result, 12b-1 income is recognized over time as FE Funds simultaneously receive and consume the benefit from the 12b-1 services performed by the Company. The Company uses estimates in recording the accruals related to 12b-1 income, which are based on historical trends and are adjusted to reflect market conditions for the period covered.

Commissions: Included in Commissions revenues are underwriting retention, contingent deferred sales charges and 12b-1 fee commission. Semi-monthly the Company earns underwriting retention as underwriter of FE Funds and contingent deferred sales charge on redemptions of Class C shares prior to specified holding period. For the First Eagle Global Real Assets Fund, and First Eagle Small Cap Opportunity Fund, and First Eagle U.S. SMID Cap Opportunity Fund, the contingent deferred sales charge applies to redemptions of Class A shares. These revenues are derived from fees based on purchase and sale of FE Funds' shares. Underwriting retention revenue is based on the number of mutual fund positions purchased. Contingent deferred sales charges are based on number of mutual fund positions sold.   The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. The Interval Fund may earn up to 250 basis points on sales charge for Class A shares. Contingent deferred sales charge is 1% fee charged on redemptions of Class C shares or Class A shares as applicable, prior to specified holding period. For the Interval Fund, purchases of $250,000 or more of Class A shares will be subject to an early withdrawal charge of 1.5%, if the shares are repurchased during the first 12 months after their purchase. The Company also receives quarterly 12b-1 fee commission payments where there are no default dealers.

These commissions revenues are generally recognized at a point in time when the transaction is placed, or trade date. On trade date the shareholder of the FE Fund shares obtains control through a right to either own a security for a purchase or receive payment for a sale.

For the purposes of the disclosure of disaggregated revenue from contracts with customers required by ASU 2014-09, the Company presents the following types of revenue by sources: The Company recognized $68,795,596 in 12b-1 income which was then paid out to non-affiliated financial institutions as 12b-1 fees. Additionally, commissions revenues include $456,519 in underwriting retention, $136,561 in contingent deferred sales charges, as well as $1,032,019 in 12b-1 fee commission.

Arrangement fees: First Eagle Alternative Credit, LLC ("FEAC") is a 100% owned subsidiary of the Parent and an affiliate of the Company. As part of its direct lending business, FEAC originates, negotiates and arranges credit facilities and the lenders necessary to participate in the facility. FEAC has named the Company as the arranger of the credit facility deals, and in turn, the Company earns arranger fees from borrowers for its work in structuring and arranging the credit facility. These fees are typically a percentage of between 0.25%-1.0% of the total credit facility size. FEAC and FEFD has entered into an agreement in which FEFD receives the gross arranger fees and pays out 95% to FEAC, as majority of the service is performed by FEAC. As FEAC is the principal arranger of the deals, and FEFD is acting as an agent in the deal, FEFD records its arrangement fees net on the financial statements. As of December 31, 2022, the Company recognized $155,752 in net Arrangement fees, under Other income in the Statement of Operations.

Other income: Other income consists of interest income earned on cash and Arrangement fees. Other income is recorded on an accrual basis as earned.

As of December 31, 2022, $266,215 of commissions receivable and $99,412 of 12b-1 receivable related to revenue contracts are recorded on the Statement of Financial Condition. The 12b-1 receivable balance is reflected in the balance Receivable from Parent on the Statement of Financial Condition, pursuant to a Purchase and Sales Agreement discussed in Note 5. The Company adopted the Current Expected Credit Loss (CECL) guidance issued by the FASB as of January 1, 2020, which requires the Company to record receivable balances at lower of amortized costs basis or fair value, with consideration of whether allowance for expected credit losses should be recognized. There is no material impact on receivables due to the adoption of CECL. Based on management estimate, an allowance was not required as of December 31, 2022.

f) **12b-1 fees**: The Company pays 12b-1 fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. For the year ended December 31, 2022, 12b-1 fees amounted to $68,795,596 and is reflected as 12b-1 expense on the Statement of Operations. As of December 31, 2022, 12b-1 fees payable of $9,018,914 is reflected on the Statement of Financial Condition.

g) **Taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is an LLC treated as a partnership and does not have tax liabilities in most jurisdictions but rather passes through its taxable income to its members. The Company follows the reporting requirements of ASU 2019-12, *Income Taxes* and therefore the Parent is not required to allocate tax expense, if any, to the Company. As such, any interest and penalties are treated as part of other expenses on the Statement of Operations. Accordingly, no provision or benefit has been recorded for income taxes in these financial statements.

3. Contingencies

In the normal course of business operations, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions, but the Company is unable to predict the outcome of these matters. However, management believes the outcome of any resulting actions will not be material to the Company's Financial Statements.

4. Related-Party Transactions

The Company receives 12b-1 and commissions revenues from the FE Funds for the distribution of shares of the FE Funds. For the year ended December 31, 2022, total revenue from 12b-1 and commissions revenues were $68,795,596 and $1,625,099, respectively, and reflected in the Statement of Operations. Receivables from the FE Funds as of December 31, 2022, were $266,215 and are included in Commissions receivable on the Statement of Financial Condition.

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds each business day to the Parent as a form of facilitating cash settlement of its revenue recognized from the FE Funds. The funds received from this Purchase and Sale Agreement are subsequently disbursed to non-affiliated financial institutions for the marketing and promotion of the FE Funds. For the year ended December 31, 2022, receivables totaling $68,795,596 were sold to the Parent, of which $99,412 remains receivable from Parent as of December 31, 2022, and is reflected as Receivable from Parent on the Statement of Financial Condition.

Pursuant to the service agreement between FEAC and FEFD related to Arrangement fees, FEFD earned $3,115,029 in gross Arrangement fees, and paid out $2,959,277 to FEAC. The net Arrangement fees earned is reflected as a component of Other income on the Statement of Operations.

The Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the Company in accordance with the Service Agreement between the Company and the Parent. The fees are allocated to the Company based on headcount and percentages of wages and time spent by certain employees of the Parent, and include services such as personnel, rent, telecommunication, and corporate services. Effective October 1, 2022, the fees allocation

methodology was updated to properly align allocated legal and compliance charges from the Parent to FEFD based on mutual fund related revenue generated by FEFD as compared to its Parent. The total administrative fee incurred by the Company for the year ended December 31, 2022, was $760,671 and is included in Administrative fees to the parent on the Statement of Operations. As of December 31, 2022, the amount payable to the Parent for administrative services is $69,023 and is included as Payable to Parent on the Statement of Financial Condition.

The Company is allocated a portion of occupancy related payments from the Parent, pursuant to the Service Agreement discussed above, based on square footage occupied by relevant departments involved with the Company multiplied by percentages of wages, time spent, and other allocations on the Company by certain employees of the Parent. This amount is reflected as a component of Administrative fees to the parent on the Statement of Operations. The Company does not have the right to obtain substantially all of the economic benefits from the use of the asset, nor have the right to direct how and for what purposes the asset can be used.

5. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC and capital rules of FINRA. The Company has elected to use the Alternative Net Capital method permitted by the Rule, which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debit items arising from the reserve formula, as defined by the Rule. Net capital changes from day to day. As of December 31, 2022, the Company had net capital of $2,741,191, resulting in excess net capital of $2,491,191. The minimum net capital requirements may restrict the payment of distributions.

6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

7. Subsequent Events

The Company evaluated all subsequent events, including the Company's ability to continue as a going concern, for potential recognition and/or disclosure and concluded there were no subsequent events through February 27, 2023, the date of the filing of this report, that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

Supplemental Information

FEF Distributors, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2022

Schedule I

CONFIDENTIAL

Total member's equity			$ 3,538,903
Deductions and/or charges:			
Nonallowable assets from Statement of Financial Condition:			
Commissions receivable	$	266,215	
Receivable from parent		99,412	
Other assets		432,085	
Total deductions and/or charges			797,712
Net capital before haircuts on proprietary positions			2,741,191
Net capital			2,741,191
Required net capital, greater of:			
Minimum dollar requirement	$	250,000	
2% of combined aggregate debit items as shown in Formula for			
Reserve Requirements pursuant to Rule 15c3-3		-	250,000
Excess net capital			$ 2,491,191

There are no material differences between the above computation and the Company's December 31, 2022 FOCUS Report Part IIA submitted on January 26, 2023.

Computation for Determination of Reserve Requirements under Rule 15c3-3   **Schedule II**

December 31, 2022

The Company claimed an exemption from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company is a limited purpose broker-dealer for the distribution of shares of Mutual Funds and Interval Fund, and may also engage in limited private placements of securities as wholesale placement agent. The Company did not hold customer accounts or receive customer cash or securities during the year-ended December 31, 2022.

The Company is also relying on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240. 17a-5 for effecting securities transactions via subscriptions.

Information Relating to Possession or Control Requirements Under Rule 15c3-3   **Schedule III**

December 31, 2022

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company is a limited purpose broker-dealer for the distribution of shares of Mutual Funds and Interval Fund, and may also engage in limited private placements of securities as wholesale placement agent. The Company did not hold customer accounts or receive customer cash or securities during the year-ended December 31, 2022.

The Company is also relying on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240. 17a-5 for effecting securities transactions via subscriptions.